

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2019

Xiao Jun Kong
Chief Executive Officer
Trafalgar Resources, Inc.
Everbright Center, Suite 3102
108 Gloucester Road
Wanchai, Hong Kong

> **Re: Trafalgar Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2018**
> **Filed January 9, 2019**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2018**
> **Filed February 13, 2019**
> **File No. 001-32522**

Dear Mr. Kong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2018

Report of Independent Registered Public Accounting Firm, page 11

1.  Please amend the filing to also include an auditor's report that covers the audited financial statements as of and for the year ended September 30, 2017. Refer to Rule 8-02 of Regulation S-X. Your amendment should include all items of Form 10-K as well as the required certifications.

Exhibits

2.    We note the certification provided in Exhibit 31.1 does not include the introductory language in paragraph 4 referring to your internal control over financial reporting. Please note that you are no longer in the transition period that allows for this omission. In your amended filing, provide an updated and corrected Section 302 certification.

Form 10-Q for the Fiscal Quarter Ended December 31, 2018

Exhibits

3.    We note the certification provided in Exhibit 31.1 does not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting. Please amend the filing to provide a corrected Section 302 certification. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gary Newberry at (202) 551-3761 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery